SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

This report on Form 6-K, dated September 13, 2004, is specifically incorporated by reference into Placer Dome Inc.’s registration statements on Form S-8 Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278 and 333-10274, respectively, and registration statement on Form F-10 No. 333-113870.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  September 13, 2004

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

PLACER DOME INC.

Suite 1600 – 1055 Dunsmuir Street

Vancouver, BC  V7X 1P1

Item 2.

Date of Material Change

July 28, 2004

Item 3.

News Release

A news release disclosing the material change was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications and filed on SEDAR on July 28, 2004.

Item 4.

Summary of Material Change

Placer Dome’s 60% share of the estimated proven and probable gold mineral reserves, after allowance for current year depletion, for the entire Cortez joint venture site has increased from 7.6 million ounces to 9.0 million ounces.  Included in this is an increase in Placer Dome’s share of the Cortez Hills estimated proven and probable mineral reserves from 3.2 million ounces to 4.5 million ounces.

Item 5.

Full Description of Material Change

Placer Dome’s 60% share of the estimated proven and probable gold mineral reserves, after allowance for current year depletion, for the entire Cortez joint venture site has increased from 7.6 million ounces to 9.0 million ounces. Included in this is an increase in Placer Dome’s share of the Cortez Hills estimated proven and probable mineral reserves from 3.2 million ounces to 4.5 million ounces. Incorporating the drilling completed since year-end, including the new high-grade zone of mineralization has resulted in an increase in the mineral reserve grade from 4.36 grams per tonne to 5.4 grams per tonne. Placer Dome’s share of the estimated measured and indicated mineral resources and estimated inferred mineral resources for the entire joint venture have decreased from 5.6 million ounces and 0.9 million ounces, respectively, to 4.9 million ounces and 0.5 million ounces, respectively, with the majority of the decrease being due to reclassification of mineral resources to mineral reserves, partially offset by additions to mineral resources.

	Proven mineral reserves			Probable mineral reserves			Total proven and probable mineral reserves
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)	Tonnes (000s)	Grade (g/t )	Contained oz. (000s)	Recovery (%) (1)
Cortez (60%) (1)	69,790	2.2	5,004	75,105	1.7	4,035	144,895	1.9	9,039	78.9
Cortez Hills (60%) (1)	11,586	6.1	2,269	14,175	4.8	2,203	25,761	5.4	4,472	75.8

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.	(000s)	(g/t)	oz.
			(000s)			(000s)			(000s)			(000s)
Cortez (60%) (1)	35,119	1.4	1,602	127,009	0.8	3,285	162,128	0.9	4,887	19,033	0.8	487
Cortez Hills (60%) (1)	350	3.5	39	848	3.8	105	1,198	3.7	144	4,988	1.4	227

(1)

The Cortez mineral reserve and mineral resource estimates include the Cortez Hills mineral reserve and mineral resource estimates.

(2)

The mineral reserves and resources are estimated as at June 30, 2004 using appropriate cut-off grades associated with an average long-term gold price of $350 per ounce. Cut-off grades can vary depending on rock types, metallurgical processes and mining methods. Cut-off grades are therefore quoted as a range to reflect the variability of these parameters. The range of cut-off grades for Cortez and Cortez Hills is 0.17 grams per tonne to 4.90 grams per tonne.

(3)

The mineral reserve and mineral resource estimates are based on information prepared by or under the supervision of Britt Buhl, Manager, Strategy and Business Support, who is a qualified person as that term is defined in National Instrument 43-101 (“NI 43-101”) of the Canadian Securities Administrators.  Mr. Buhl has verified the underlying data as appropriate in his professional opinion (including sampling, analytical and test data).

(4)

For further information regarding Placer Dome’s mineral reserve and mineral resource estimations, refer to the notes to the Mineral Reserves, Reconciliation of Mineral Reserves, Mineral Resources and Mineral Resources – Exploration Properties tables included in Placer Dome’s Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2003.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.

Omitted Information

There is no omitted information.

Item 8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone:  (604) 682-7082

Fax:  (604) 661-3703

Item 9.

Date of Report

September 10, 2004

  /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel

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